Exhibit 99.1

Company Contacts:

Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications
Audrey Hyams Romoff, ahr@overcat.com, (647) 223-9970
Chelsea Brooks, cb@overcat.com,
(289) 221-6006

BIRKS GROUP REPORTS FISCAL 2023 RESULTS

Montreal, Quebec. June 22, 2023 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the fiscal year ended March 25, 2023.

Highlights

All figures presented herein are in Canadian dollars.

For the year ended March 25, 2023, the Company delivered year-over-year comparable store sales growth of 2.9%. Total net sales for the fiscal year ended March 25, 2023 were $163.0 million and gross profit was $68.0 million for the same period. The decrease in sales of $18.3 million, or 10.1%, from increased sales in fiscal 2022, and a gross profit decrease of $8.2 million, or 10.8%, compared to fiscal year 2022, is driven in part by the Company’s investment in a joint venture with FWI LLC (“FWI”) to form RMBG Retail Vancouver ULC (“RMBG” or “RMBG Joint Venture”). RMBG operates a Richard Mille boutique in Vancouver, for which historical sales were recognized at the Company’s Vancouver flagship location and are now recognized through the joint venture (see “Investment in RMBG Joint Venture” below for further details). The decrease in net sales derived from the accounting treatment of RMBG, was partially offset by a 2.9% increase in comparable store sales fueled by the strong performance in key markets of third party branded timepieces and branded jewelry, and by an increase in our average sales transaction value.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “During fiscal 2023, we achieved a 2.9% growth in comparable store sales and an increase in our average sales transaction value, as our core business continued to grow despite being confronted with significant economic headwinds including on-going inflationary pressures and a sense of uncertainty that permeated the market. Despite these challenges, we made progress against our strategic initiatives in fiscal 2023, and we continued to invest in our product offering and on enhancing our customer experience, as we completed the renovation of two key stores in important markets.”

Mr. Bédos further commented: “The results achieved in fiscal 2023, despite a challenging economic environment in the back half of the year, is a testament to our team’s unwavering commitment to our customers. I would like to thank our teams for their tireless efforts. While in the near-term we continue to run our business in an agile manner given the current economic environment, looking beyond, we remain committed to our long-term vision to generate sustainable, long-term shareholder value.”

Financial overview for the fiscal year ended March 25, 2023:

•

Total net sales for fiscal 2023 were $163.0 million compared to $181.3 million in fiscal 2022, a decrease of $18.3 million, or 10.1%. The decrease in net sales in fiscal 2023 was primarily driven by the results of the Company’s retail channel. Net retail sales were $14.4 million lower than fiscal 2022, a reduction which is attributable primarily to the exclusion of the sales of RMBG, partially offset by an increase in comparable store sales of 2.9%;

•

Comparable store sales increased by 2.9% in fiscal 2023 compared to fiscal 2022. The increase was experienced across both the branded jewelry and branded timepieces categories, with such product categories benefitting from the Company’s improving third party brand portfolio and client offering. Furthermore, the comparable store sales increase was influenced by an increase in average sales transaction value, partially offset by a slight decrease in volume. For fiscal 2023, the Company’s Vancouver flagship store is excluded from the calculation of comparable store sales as a result of the RMBG Joint Venture;

•

Total gross profit for fiscal 2023 was $68.0 million, or 41.7% of net sales, compared to $76.2 million, or 42.0% of net sales in fiscal 2022. This decrease in gross profit is partially attributable to the exclusion of the gross profit now attributable to RMBG as well as by an increase in foreign exchange losses ($1.4 million in fiscal 2023, $0.2 million in fiscal 2022) incurred during the period, partially offset by the impact of the 2.9% increase in comparable store sales experienced during fiscal 2023. The decrease of 30 basis points in gross margin percentage was primarily impacted by the increase in foreign exchange losses recognized within cost of sales, partially offset by the Company’s adjusted pricing strategy on the Birks branded products, and its strategic focus to reduce sales promotions and discounting;

•

SG&A expenses in fiscal 2023 were $66.1 million, or 40.6% of net sales, compared to $65.9 million, or 36.3% of net sales in fiscal 2022, an increase of $0.2 million. The primary drivers of the increase in SG&A expenses in the period include greater occupancy costs ($1.0 million) as a result of the re-opening of stores and expiring non-recurring rent abatements in fiscal 2022, higher general operating costs and variable costs ($0.9 million), lower wage subsidies ($0.5 million) and rent subsidies ($0.4 million), partially offset by lower marketing costs ($0.7 million), lower compensation costs ($0.9 million) driven primarily by management bonuses in fiscal 2022 which did not reoccur in fiscal 2023, as well as lower stock-based compensation ($1.0 million) linked to the conversion of the majority of RSUs and DSUs from cash-settled awards to equity-settled awards during fiscal 2022. As a percentage of sales, SG&A expenses in fiscal 2023 increased by 430 basis points as compared to fiscal 2022;

•	The Company’s EBITDA (1) for fiscal 2023 was $3.8 million, a decrease of $6.5 million, compared to EBITDA(1) of $10.3 million for fiscal 2022;

•	The Company’s reported operating loss for fiscal 2023 was $3.8 million, a decrease of $8.3 million, compared to a reported operating income of $4.5 million for fiscal 2022;

•

The Company’s recognized interest and other financing costs of $5.6 million in fiscal 2023, an increase of $2.4 million, compared to interest and other financing costs of $3.2 million in fiscal 2022. This increase is driven from an increase on our average borrowing rate on our debt as well as a foreign exchange loss of $0.5 million in fiscal 2023 versus a foreign exchange gain of $0.1 million in fiscal 2022 on our U.S. dollar denominated debt;

•	The Company recognized a net loss for fiscal 2023 of $7.4 million, or $0.40 per share, compared to a net income for fiscal 2022 of $1.3 million, or $0.07 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

Investment in RMBG Joint Venture

In April of 2021, the Company entered into a joint venture with FWI to form RMBG. During the 2023 fiscal year, the joint venture became operational. RMBG operates a boutique in Vancouver, retailing 3rd party branded watches, sales of which were historically recognized at the Company’s Vancouver flagship location and are now recognized through the RMBG Joint Venture. The Company and FWI both contributed certain assets for a 49% and 51% equity interest, respectively in RMBG. FWI has controlled the joint venture since its inception. The Company has determined that it has significant influence but not control over RMBG and therefore has applied the equity method of accounting to account for its investment in RMBG. Such accounting treatment has an impact on period-to-period comparisons of sales, gross profit, operating expenses, and operating income, as the Company’s share of RMBG’s profits are now recorded within Equity in earnings of joint venture, net of taxes on the Company’s condensed consolidated statements of operations.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 21 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one location in Vancouver under the Patek Philippe brand, and one retail location in Laval under the Breitling brand. Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States, in W. Kruk stores in Poland as well as several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including “EBITDA“.

EBITDA

“EBITDA” is defined as net income (loss) from continuing operations before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

EBITDA

	For the fiscal year ended
	March 25, 2023	March 26, 2022
Net (loss) income (U.S. GAAP measure)	(7,432)	1,287
as a % of net sales	-4.6%	0.7%
Add the impact of:
Interest expense and other financing costs	5,581	3,182
Depreciation and amortization	5,673	5,809

EBITDA (non-GAAP measure)	$3,822	$10,278

as a % of net sales	2.3%	5.7%

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, generation of shareholder value, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) a decline in consumer spending or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; and (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, and invest in its website and e-commerce platform; and (vi) the Company’s ability to execute its strategic vision; and (vii) the Company’s ability to invest in and finance capital expenditures.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 22, 2023 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS – AUDITED

(In thousands, except per share amounts)

	Fiscal year ended March 25, 2023	Fiscal year ended March 26, 2022
Net sales	$162,950	$181,342
Cost of sales	94,990	105,122

Gross profit	67,960	76,220
Selling, general and administrative expenses	66,095	65,942
Depreciation and amortization	5,673	5,809

Total operating expenses	71,768	71,751

Operating (loss) income	(3,808)	4,469

Interest and other financial costs	5,581	3,182

(Loss) income before taxes and equity in earnings of joint venture	(9,389)	1,287
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes	1,957	—

Net (loss) income	(7,432)	1,287

Weighted average common shares outstanding
Basic	18,692	18,346
Diluted	18,692	18,794
Net (loss) income per common share
Basic	$(0.40)	$0.07
Diluted	$(0.40)	$0.07

BIRKS GROUP INC.

AUDITED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 25, 2023	March 26, 2022
Assets
Current Assets
Cash and cash equivalents	$1,262	$2,013
Accounts receivable and other receivables	11,377	8,037
Inventories	88,357	78,907
Prepaid expenses and other current assets	2,694	1,822

Total current assets	103,690	90,779
Long-term receivables	2,000	5,599
Equity investment in joint venture	1,957	—
Property and equipment	26,837	22,781
Operating lease right-of-use asset	55,498	58,071
Intangible assets and other assets	6,999	6,031

Total non-current assets	93,291	92,482

Total assets	$196,981	$183,261

Liabilities and Stockholders’ Equity
Current liabilities
Bank indebtedness	$57,890	$43,157
Accounts payable	37,645	28,291
Accrued liabilities	7,631	8,340
Current portion of long-term debt	2,133	2,129
Current portion of operating lease liabilities	6,758	6,963

Total current liabilities	112,057	88,880
Long-term debt	22,180	21,371
Long-term portion of operating lease liabilities	62,989	66,757
Other long-term liabilities	358	389

Total long-term liabilities Stockholders’ equity:	85,527	88,517
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,012,999 (10,795,443 as of March 26, 2022)	39,019	37,883
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	23,504	23,669
Accumulated deficit	(120,845)	(113,413)
Accumulated other comprehensive loss	(36)	(30)

Total stockholders’ deficiency	(603)	5,864

Total liabilities and stockholders’ deficiency	$196,981	$183,261